Exhibit 99.2

CONFORMED COPY

BEVCO SUPPLEMENTAL IRREVOCABLE UNDERTAKING No.1

(the Undertaking)

To:	Anheuser-Busch InBev SA/NV (AB InBev)

5 August 2016

Dear Sirs,

Acquisition of SABMiller plc (SABMiller)

We refer to the irrevocable undertaking entered into between us on 11 November 2015 (the Original Irrevocable).

This Undertaking sets out, amongst other things, further undertakings from us in respect of the DB Pledged SABMiller Shares and Relevant Newco Shares in connection with the implementation of the Transaction, and is entered into by us in addition to (and, except as set out in paragraph 23 below, without prejudice whatsoever to) the terms of, and undertakings and obligations contained in, the Original Irrevocable which remains in full force and effect.

In this Undertaking, words and expressions have the meanings given to them in paragraph 14 below. Capitalised terms not defined herein shall have the meaning given to them in the Original Irrevocable (taking into account the agreements contained in the deed dated 26 July 2016 between AB InBev and BEVCO in relation to the Original Irrevocable) or, if not defined herein or therein, in the 11 November Press Announcement (as amended by the 26 July Press Announcement). References to paragraphs shall be to paragraphs in this Undertaking.

This Undertaking is entered into by us in consideration of the consents given by AB InBev in accordance with the terms of paragraph 2 below.

Shareholdings

1.	We represent and warrant that:

(a)

we are the beneficial owner of (i) 18,000,000 SABMiller Shares which are currently encumbered in favour of DB pursuant to the Current DB SIA (and which shall also be encumbered in favour of DB pursuant to the New DB SIA); and (ii) a further 10,000,000 SABMiller Shares which shall be encumbered in favour of DB pursuant to the New DB SIA (such shares referred to in (i) and (ii), the DB Pledged SABMiller Shares and each of which a DB Pledged SABMiller Share);

(b)	we hold the beneficial interest in the DB Pledged SABMiller Shares free of any encumbrances or third party rights of any kind whatsoever other than the DB Pledge Arrangements;

(c)	Security Services Nominees Limited a/c 2078205, administered by BNP Paribas Security Services S.C.A., Jersey Branch is the registered holder of the DB Pledged SABMiller Shares (the Registered Holder);

(d)

the DB Pledge Arrangements and the Restated DB Facility Agreement were and/or are being entered into for bona fide commercial reasons and the purpose (whether sole or collateral) of such arrangements is not to avoid the restrictions on transfer in respect of the Restricted Shares (details of which are set out in Appendix 6 of the 11 November Press Announcement) which will be applicable from Completion if Completion occurs;

(e)

we do not expect the DB Pledge Arrangements to be enforced or DB (as secured creditor under the DB Pledge Arrangements) or any future secured creditor under the DB Pledge Arrangements to become entitled to exercise any right to enforce the DB Pledge Arrangements;

(f)

in respect of the DB Pledged SABMiller Shares, we are able unconditionally to: (i) exercise or procure the exercise of all voting rights pursuant to the terms of this Undertaking; (ii) make (or cause to be made) the elections, acceptances and tenders set out in paragraph 8 of the Original Irrevocable and paragraph 7 of this Undertaking and perform the matters to which they relate; and (iii) give and perform the undertakings in the Original Irrevocable and this Undertaking, in each case free from any restriction, consent, instruction or other requirement other than in circumstances where an Enforcement Action has occurred;

(g)	there has not been, and is not currently, a Pledge Enforcement Event or Enforcement Action in respect of the DB Pledged SABMiller Shares;

(h)	we have full power and authority to enter into this Undertaking and to perform the obligations under it;

(i)

save for the maximum amount of the loan under the Restated DB Facility Agreement, which is being increased on or around the date of this Undertaking in conjunction with the encumbrance in favour of DB of the 10,000,000 DB Pledged SABMiller Shares referred to in paragraph 1(a)(ii) above beneficially owned by us as additional collateral, the Restated DB Facility Agreement is substantially in the form of (and is on substantially the same terms as) the Original DB Facility Agreement in existence at the time the Original Irrevocable was executed; and

(j)	the Restated DB Facility Agreement is a bilateral loan facility agreement which contains provisions reasonably customary for this type of a facility and which:

(i)	reflects the existence of share collateral and related provisions (primarily consisting of anti-dilution, collateral coverage, dividend and calculation agent provisions);

(ii)

comprise events of default, acceleration (including, without limitation, in relation to the giving of notices) and mandatory prepayment events that do not vary or depart in any material respect from the corresponding provisions in the Loan Market Association ‘Senior Multicurrency Term and Revolving Facility Agreement for Leveraged Acquisition Finance Transactions (Senior/Mezzanine)’ except that the Restated DB Facility Agreement:

(A)

includes a mandatory prepayment event triggered on the occurrence of a nationalization, insolvency or delisting of SABMiller (which, for the avoidance of doubt, shall not be triggered by the delisting occurring as a part of the Transaction);

(B)	includes an event of default for failure to maintain sufficient collateral coverage (after expiration of applicable grace periods); and

(C)	does not include certain events of default and mandatory prepayment events that are not relevant for stock-secured term loans of this kind; and

(iii)	are:

(A)

reasonably necessary to ensure the continuation of the loan under the Restated DB Facility Agreement in the context of: (X) differences between shares in SABMiller, Initial Shares, Restricted Shares and New Ordinary Shares; (Y) the terms of the Original Irrevocable, this Undertaking and the DB Irrevocable; and (Z) the Transaction; and

(B)	not intended to increase the likelihood that we would be able to exercise the termination right under paragraph 27(e) of the Original Irrevocable.

Dealings and undertakings

2.	For the purposes of:

(a)

paragraphs 2(a), 2(f)(i), 2(f)(ii) and 3 of the Original Irrevocable, AB InBev hereby consents to the Pledging under (i) the New DB SIA and the DB Pledge Arrangements of up to a further 10,000,000 Beneficial Shares to DB (over and above the 18,000,000 Current Pledged Shares under the Existing Pledge Arrangements with DB as at the date of the Original Irrevocable) as collateral securing BEVCO’s obligations under the Restated DB Facility Agreement; and (ii) the New DB SIA and other DB Pledge Arrangements of the 18,000,000 Current Pledged Shares as collateral securing BEVCO’s obligations under the Restated DB Facility Agreement;

(b)

paragraphs 2(a), 2(f)(i) and 2(f)(ii) of the Original Irrevocable, AB InBev hereby consents to the transactions contemplated by the exceptions set out in paragraphs 3(a)(i) to 3(a)(vii) of the DB Irrevocable (and the equivalent paragraphs in respect of such exceptions in any Acceptable Irrevocable) in respect of the DB Pledged SABMiller Shares and any Relevant Newco Shares provided that (i) these transactions are entered into in accordance with those paragraphs of the DB Irrevocable and (ii) no action is taken by us to implement or facilitate any such transaction for the purposes of circumventing the restrictions imposed in respect of the DB Pledged SABMiller Shares and Relevant Newco Shares under the DB Irrevocable;

(c)

paragraph 2(g) of the Original Irrevocable, AB InBev hereby consents to the maximum amount of the loan under the Original DB Facility Agreement being increased by the additional amount disclosed in writing by us to AB InBev (which increased maximum amount is reflected in the Restated DB Facility Agreement);

(d)

the Original Irrevocable and the letter of consent from AB InBev to us dated 11 November 2015 which was provided by AB InBev to us in connection with the Original Irrevocable (the Consent Letter) (and any other agreement or consent which uses the definitions contained in the Original Irrevocable or the Consent Letter, including this Undertaking) AB InBev hereby consents and AB InBev and BEVCO hereby agree that:

(i)

references to Additional Bank Irrevocable Pledged Shares (as defined in the Consent Letter) shall also include and be construed to include the Further DB Pledged SABMiller Shares (as defined in the DB Irrevocable);

(ii)

references to an Enlarged Pledge Arrangement (as defined in the Consent Letter), a Pledge Arrangement and a Permitted Pledge (as defined in the Consent Letter) shall also include and be construed to include the New DB SIA;

(iii)	references to a Permitted Transferee (as defined in the Consent Letter) shall also include and be construed to include a DB Permitted Beneficiary;

(iv)

references to a Secured Party shall also include and be construed to include the beneficiary or beneficiaries under the DB Pledge Arrangements, being (a) DB at the date of or any time after this Undertaking; or (b) any New Lender (as defined in the DB Irrevocable or any New Lender Irrevocable) that, after the date of this Undertaking, enters into and delivers a New Lender Irrevocable (as defined in the DB Irrevocable or any New Lender Irrevocable) pursuant to, and in accordance with, paragraph 3(a)(iii) of the DB Irrevocable (or the equivalent provision in any New Lender Irrevocable);

(v)

paragraph 8b of the Consent Letter shall be construed to also apply to any amendment, substitute, replacement or additional Encumbrance (as defined in the Consent Letter) over all or part of (or any interest in) DB Pledged SABMiller Shares forming part of the Pre-Completion Pledged Shares (as defined in the Consent Letter) provided that the Pledgee or Pledgees (as defined in the Consent Letter) in respect of such Encumbrance is (a) DB; or (b) any New Lender that enters into and delivers a New Lender Irrevocable pursuant to, and in accordance with, paragraph 3(a)(iii) of the DB Irrevocable (or the equivalent provision in any New Lender Irrevocable);

(vi)

paragraph 8d of the Consent Letter shall be construed to also apply to any amendment, substitute, replacement or additional Encumbrance over all or part of (or any interest in) the Further DB Pledged SABMiller Shares forming part of the Additional Bank Irrevocable Pledged Shares (construed as per paragraph 2(d)(i) above) provided that the Pledgee or Pledgees in respect of such Encumbrance is (a) DB; or (b) any New Lender that enters into and delivers a New Lender Irrevocable pursuant to, and in accordance with, paragraph 3(a)(iii) of the DB Irrevocable (or the equivalent provision in any New Lender Irrevocable);

(vii)	paragraph 8e of the Consent Letter shall be amended by the insertion of “or any of our Affiliates” after each instance of “us” in the first and third lines;

(viii)	paragraph 11l of the Consent Letter shall be amended by the addition of “and (iii) any of our Affiliates” at the end of the paragraph;

(ix)	paragraph 17a of the Consent Letter shall be amended by the insertion of “or any of our Affiliates (where applicable)” after “by us” in the second line; and

(x)	paragraph 18 of the Consent Letter shall be amended by the insertion of “and any of our Affiliates” after “permitted successors” in the second line.

For the avoidance of doubt, the consents provided above under this paragraph 2 do not constitute, and shall not be treated or construed as constituting, AB InBev’s consent under the Original Irrevocable or this Undertaking to:

(i) any actions being taken (including, without limitation, the pledging of, or grant of any security interest over, additional SABMiller Shares to satisfy margin calls in relation to any DB Pledge Arrangement) in respect of any SABMiller Shares or Initial Shares other than the DB Pledged SABMiller Shares and any Relevant Newco Shares; or

(ii) any other amendments to (or a replacement resulting in any other changes to) the Original DB Facility Agreement,

to the extent that such consent would be required under the Original Irrevocable or this Undertaking in respect of any such matter.

3.          We undertake that during any Additional Period, we shall not without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of: (A) any interest in any DB Pledged SABMiller Shares; or (B) any Relevant Newco Shares (as defined in paragraph 14), in each case other than:

(i)	pursuant to, and in accordance with the terms of, any one or more of the exceptions in paragraphs 2(a)(i), 2(a)(iv), 2(a)(vii) or 2(a)(viii) of the Original Irrevocable; and/or

(ii)

pursuant to, and in accordance with the terms of, any one or more of the exceptions set out in paragraphs 3(a)(i) to 3(a)(vii) of the DB Irrevocable (or the equivalent provisions in respect of such exceptions in any Acceptable Irrevocable);

(b)

exercise any right to convert or reclassify any DB Pledged SABMiller Shares into another class or type of security interest in SABMiller or take any other step in relation to any interest in any securities in SABMiller which is inconsistent with the Proposed Structure;

(c)

accept, in respect of the DB Pledged SABMiller Shares or Relevant Newco Shares, any offer or other transaction made in competition with or which might otherwise frustrate the Transaction or any part thereof;

(d)

in respect of the DB Pledged SABMiller Shares, vote in favour of any resolution to approve any scheme of arrangement of SABMiller, or other transaction which is proposed in competition with or which might otherwise frustrate the Transaction or any part thereof;

(e)	in respect of the DB Pledged SABMiller Shares, vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code;

(f)

(other than pursuant to the Transaction or as permitted by paragraphs 3(a)(i) and 3(a)(ii) of this Undertaking) enter into any agreement or arrangement (including, without limitation, which would directly or indirectly have the effect of changing the DB Pledge Arrangements or any arrangements in place with the Registered Holder, in each case in relation to the DB Pledged SABMiller Shares but excluding any agreement or arrangement in accordance with the terms of paragraph 3(a)(i) and/or 3(a)(ii) of this Undertaking) incur any obligation or give any indication of intent:

(i)	to do any of the acts prohibited under paragraphs 3(a) to 3(e);

(ii)	in relation to, or operating by reference to, any DB Pledged SABMiller Shares or any Relevant Newco Shares; or

(iii)	which, in relation to the DB Pledged SABMiller Shares or Relevant Newco Shares, save as expressly permitted under paragraph 3(a) would or might:

(A)	restrict or impede us voting in favour of the UK Scheme;

(B)

restrict or impede us acting in accordance with this Undertaking, including, without limitation, paragraph 8 of the Original Irrevocable or paragraph 7 of this Undertaking, in the context of the Partial Share Alternative;

(C)	restrict or impede Newco approving the Capital Increase or the Belgian Merger or the Newco Resolutions;

(D)	impede any Relevant Newco Resolution which is not a Newco Resolution being adopted or rejected in a manner consistent with the implementation of the Transaction; or

(E)	otherwise frustrate the Transaction or any part thereof,

and for the avoidance of doubt, references in this paragraph 3(f) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the UK Scheme, the Belgian Merger, the Belgian Offer or the Transaction lapses or is withdrawn or if this Undertaking ceases to be binding or following any other event.

4.           We undertake to cause the registered holder of any DB Pledged SABMiller Shares to comply with the undertakings in paragraph 3 in respect of the DB Pledged SABMiller Shares (other than where and to the extent that such action or exercise is prevented by the occurrence of an Enforcement Action).

5.           We acknowledge that the Restated DB Facility Agreement is a Facility Agreement (as defined in the Original Irrevocable) and that the provisions of paragraph 2(g) of the Original Irrevocable apply in respect of any amendment or replacement of it.

Undertaking to vote in favour of the UK Scheme and the Transaction

6.	We undertake that during any Additional Period, subject to paragraph 11:

(a)

we shall (or, where we are not the registered holder of any DB Pledged SABMiller Shares, we shall cause the registered holder of such DB Pledged SABMiller Shares to) either: (i) exercise all voting rights attaching to any DB Pledged SABMiller Shares to vote in favour of all Relevant Resolutions proposed at any General Meeting and Court Meeting of SABMiller to be convened and held in connection with the UK Scheme, the Belgian Merger and/or the Transaction, or at any adjournment of any such meeting; or (ii) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the

UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to any DB Pledged SABMiller Shares;

(b)

we shall (or, where we are not the registered holder of any DB Pledged SABMiller Shares, we shall cause the registered holder of such DB Pledged SABMiller Shares to) execute any forms of proxy in respect of any DB Pledged SABMiller Shares required by AB InBev appointing any person nominated by AB InBev to attend and vote at any General Meeting or Court Meeting (when we or the registered holder are able to vote) in respect of the Relevant Resolutions, and shall ensure that any such executed forms of proxy are completed and returned so as to be received by SABMiller’s registrars not later than 3.00 p.m. on the day falling four Business Days prior to the deadline for receipt of proxy forms set out in the formal document setting out the terms and conditions of the UK Scheme Document or the relevant notice of General Meeting or Court Meeting (or, in respect of any DB Pledged SABMiller Shares, within three days of becoming the registered holder of such shares, if later);

(c)

we shall not (or, where we are not the registered holder of any DB Pledged SABMiller Shares, we shall cause the registered holder of such DB Pledged SABMiller Shares not to) revoke the terms of any proxy submitted in accordance with paragraph 6(b), either in writing or by attendance at any General Meeting or Court Meeting or otherwise; and

(d)

subject to the provisos to paragraph 3(a), Newco shall acquire the DB Pledged SABMiller Shares pursuant to the UK Scheme which provides for the transfer of such shares to Newco free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares including, without limitation, the right to all dividends declared or paid after the date of the Original Irrevocable, other than any Permitted Dividends.

Partial Share Alternative

7.          During any Additional Period, subject to paragraph 11, we hereby undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf (or, where we are not the registered holder of any DB Pledged SABMiller Shares, to cause the registered holder of such DB Pledged SABMiller Shares to comply with the obligations under paragraphs 7(a) to 7(d) and to irrevocably and unconditionally instruct the Agent on our and its behalf), such instruction to the Agent being irrevocable (i) during the Additional Period and (ii) following the Additional Period save to the extent validly revoked by or on behalf of the relevant Secured Party by or following an Enforcement Action or a permitted transferee thereof following an Enforcement Action):

(a)

to elect for the Partial Share Alternative in respect of the Initial Shares received in respect of all of the DB Pledged SABMiller Shares and to deliver a Form of Election in respect of all of the DB Pledged SABMiller Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of all the DB Pledged SABMiller Shares under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election, as soon as possible and in any event within fourteen days after the posting of the UK Scheme Document (and, for the avoidance of doubt, not to elect for or cause the registered holder of any DB Pledged SABMiller Shares to elect for, the Cash Consideration in respect of any DB Pledged SABMiller Shares);

(b)	not to directly or indirectly tender any of the Initial Shares received in respect of the DB Pledged SABMiller Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required to satisfy the cash element of the Partial Share Alternative, (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our or the relevant registered holder’s election (as applicable) for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back or subject to a rounding adjustment) is required to satisfy the Cash Consideration payable to us or the relevant registered holder (as applicable) (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 7(b); and

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 7(a) to (c).

8.          We agree that (notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary) any election, withdrawal or instruction (including any deemed election, withdrawal or instruction for Cash Consideration) which is inconsistent with paragraph 7 shall be treated as invalid and deemed to be an election for the Partial Share Alternative so as to receive the maximum possible number of Restricted Shares that are available in respect of the number of DB Pledged SABMiller Shares under the Partial Share Alternative that we are required to elect in accordance with paragraph 7 (as modified by paragraph 19, if applicable).

Voting Rights

9.          During any Additional Period, subject to paragraph 11:

(a)

we shall (or, where we are not the registered holder of any DB Pledged SABMiller Shares, we shall cause the registered holder of such DB Pledged SABMiller Shares to) exercise the voting rights attached to any DB Pledged SABMiller Shares on an Additional SABMiller Resolution only in a manner consistent with the implementation of the Transaction; and

(b)

for the purpose of voting on an Additional SABMiller Resolution we shall (or, where we are not the registered holder of any DB Pledged SABMiller Shares, we shall cause the registered holder of such DB Pledged SABMiller Shares to) execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of SABMiller (and shall not (or, where we are not the registered holder of any DB Pledged SABMiller Shares, shall cause the registered holder of such DB Pledged SABMiller Shares not to) revoke the terms of any such proxy whether in writing, by attendance or otherwise).

10.        During any Additional Period, subject to paragraph 11:

(a)

we shall provide any assistance AB InBev may reasonably require to as soon as reasonably practicable answer any request or question from the Panel or the Belgian Financial Services and Markets Authority (BFSMA);

(b)

we shall (or, where we are not the registered holder of any Relevant Newco Shares, we shall cause the registered holder of such Relevant Newco Shares to) exercise the voting rights attached to the Relevant Newco Shares on a Relevant Newco Resolution only in a manner consistent with the implementation of the Transaction; and

(c)

for the purpose of voting on a Relevant Newco Resolution, we shall (or, where we are not the registered holder of any Relevant Newco Shares, we shall cause the registered holder of such Relevant Newco Shares to) execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of Newco (and shall not (or, where we are not the registered holder of any Relevant Newco Shares, shall cause the registered holder of such Relevant Newco Shares not to) revoke the terms of any such proxy whether in writing, by attendance or otherwise).

Additional provisions

11.        If an Enforcement Action has occurred on or prior to the third Business Day following the date on which the relevant action(s) required to be taken under paragraph 6, 7(a), 7(c), 9, 10(b) and/or 10(c) could first have been taken, BEVCO shall not be liable under paragraph 6, 7(a), 7(c), 9, 10(b) and/or 10(c) if such relevant action(s) have not been taken prior to the occurrence of the Enforcement Action provided that it has used (and BEVCO hereby undertakes to use) all reasonable endeavours to take or procure the taking of the relevant action(s) required to be taken under paragraph 6, 7(a), 7(c), 9, 10(b) and/or 10(c) in the circumstances referred to therein as soon as possible following the date on which the relevant action(s) could first have been taken.

12.        Prior to Completion, to the extent that, following the occurrence of an Enforcement Action, BEVCO is or becomes able to exercise (or to refrain from exercising) rights in relation to the DB Pledged SABMiller Shares or any Relevant Newco Shares so as to take or refrain from taking (or, as applicable, procure that there is taken or refrained from being taken) any action referred to in paragraphs 6, 7, 9 and/or 10 (including, without limitation, in circumstances where BEVCO is authorised or validly instructed pursuant to the Restated DB Facility Agreement, DB Pledge Arrangements or related financing documents) (but, for the avoidance of doubt, not where BEVCO is prevented from exercising (or refraining from exercising) such rights and/or action under any obligation owed to DB or any DB Permitted Beneficiary)), BEVCO shall (notwithstanding that it would not be during an Additional Period) promptly take or refrain from taking (or, as applicable, procure that there is taken or refrained from being taken) the relevant action(s) under paragraphs 6, 7, 9 and/or 10.

Documentation

13.        The provisions of paragraph 14 of the Original Irrevocable shall apply mutatis mutandis to this Undertaking.

Interpretation

14.        In this Undertaking:

(a)	references to the 11 November Press Announcement mean the “Rule 2.7” press announcement issued on 11 November 2015 announcing the Transaction (RNS Number 2973F);

(b)	references to the 26 July Press Announcement mean the “2.7 Announcement Update” press announcement issued on 26 July 2016 announcing amended terms of the Transaction (RNS Number 2160F);

(c)

references to any Additional Period mean any period from (and including) the time at which any Pledge Enforcement Event occurs in relation to any DB Pledged SABMiller Shares or any Relevant Newco Shares to (but excluding) the earlier of (i) the time at which any Enforcement Action is taken in respect of such Pledge Enforcement Event; (ii) the time of cessation of such Pledge Enforcement Event; or (iii) the time of Completion;

(d)	references to an Acceptable Irrevocable have the meaning given to this term in the DB Irrevocable (or the equivalent term in any subsequent Acceptable Irrevocable);

(e)	references to the Current DB SIA have the meaning given to this term in the DB Irrevocable;

(f)	references to DB mean Deutsche Bank AG, London Branch;

(g)

references to a DB Permitted Beneficiary mean DB and/or any person who delivers to AB InBev an Acceptable Irrevocable pursuant to, and in accordance with, the terms of the DB Irrevocable (or the terms of any Acceptable Irrevocable) or any other person to whom the benefit of DB’s (or any Acceptable Transferee’s) interest in any Pledged Share is sold, assigned, transferred, charged, encumbered, granted of option or lien over or otherwise disposed of in accordance with paragraphs 3(a)(ii) or 3(a)(iv) of the DB Irrevocable (or the equivalent paragraphs in respect of such exemption in any Acceptable Irrevocable);

(h)	references to the DB Irrevocable mean the irrevocable undertaking entered into on the date of this Undertaking between AB InBev and DB;

(i)	references to the DB Pledge Arrangements have the meaning given to this term in the DB Irrevocable;

(j)	references to an Enforcement Action have the meaning given to this term in the DB Irrevocable;

(k)	references to the New DB SIA have the meaning given to this term in the DB Irrevocable;

(l)	references to a New Lender Irrevocable have the meaning given to his term in the DB Irrevocable;

(m)

references to the Original DB Facility Agreement mean the Facility Agreement between BEVCO and DB dated 2 February 2015 as (i) may have been amended prior to the date falling 30 calendar days prior to the date of the Original Irrevocable; or (ii) may be amended in accordance with the Original Irrevocable;

(n)	references to Relevant Newco Shares mean the Initial Shares issued in consideration of the transfer of any DB Pledged SABMiller Shares pursuant to the UK Scheme; and

(o)

references to the Restated DB Facility Agreement means the Original DB Facility Agreement as amended and restated pursuant to an agreement dated on or around the date of this Undertaking between BEVCO and DB and as may be amended or replaced from time to time in accordance with the Original Irrevocable.

Time of the Essence

15.        Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

16.        Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

Lapse of Undertaking, partial termination

17.        This Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach if the Original Irrevocable lapses and ceases to be effective in accordance with its terms, save as set out in the next sentence. Notwithstanding the preceding sentence, paragraphs 2(a) and 2(d) shall survive any lapsing of this Undertaking or its ceasing to have effect in full or in part and continue in full force and effect in accordance with paragraph 30 (and any capitalized terms referred to in paragraphs 2(a) or 2(d) and defined elsewhere in this Undertaking (whether directly or through incorporation by reference to any other document) shall apply as if defined directly in full in paragraphs 2(a) or 2(d) notwithstanding any termination or lapsing of this Undertaking or such other document).

18.        Subject to paragraphs 17 and 19, in the event that: (i) AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme); and (ii) we have consented to such election, all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

19.        If: (A) due to applicable law or regulation (including, without limitation, the City Code) or any applicable regulatory body (including, without limitation, BFSMA and the Takeover Panel), AB InBev or SABMiller are required to make the Structure Change; and (B) the Structure Change is a Relevant Structure Change:

(a)

the undertakings set out herein shall not apply in respect of: (i) any of the 18,000,000 DB Pledged SABMiller Shares which were Current Pledged Shares for the purposes of the Original Irrevocable (the Original DB Pledged SABMiller Shares); or (ii) any securities or rights in or derived from any Original DB Pledged SABMiller Shares; or (iii) any Pledge Arrangements to the extent applicable to such Original DB Pledged SABMiller Shares, securities, rights and/or interests (in each case, to the extent not already undertaken and without prejudice to any antecedent breach). For the avoidance of doubt, this paragraph 19(a) shall not disapply or amend any of the undertakings in respect of the 10,000,000 DB Pledged SABMiller Shares which were Current Unencumbered Shares for the purposes of, and in accordance with the terms of, the Original Irrevocable (the Further DB Pledged SABMiller Shares) or any securities or rights in or derived from any such Further DB Pledged SABMiller Shares set out in this Undertaking;

(b)	the provisions of paragraphs 3(c), 3(d), 3(e), 6, 9, 10 and 26 shall lapse and cease to have effect (to the extent not already undertaken and without prejudice to any antecedent breach);

(c)	the provisions of paragraph 12 shall be amended by deleting references to “paragraphs 6, 7, 9 and/or 10” and replacing those words with “paragraph 7”;

(d)

any reference to this Undertaking or a paragraph or other part of it shall be to this Undertaking or such part or paragraph, excluding any part which has lapsed in accordance with this paragraph 19 and taking into account the amendments set out in this paragraph 19 (and any reference to the Original Irrevocable shall be to the Original Irrevocable excluding any part which has lapsed and subject to the amendments set out in paragraph 29 thereof); and

(e)

for the avoidance of doubt, subject to paragraphs 19(a) to 19(d) inclusive, all other undertakings and provisions of this Undertaking shall remain in full force and effect (including, without limitation, in respect of the Further DB Pledged SABMiller Shares, the undertaking to elect for the Partial Share Alternative pursuant to paragraph 7).

20.	If this Undertaking lapses, we shall have no claim against AB InBev or Newco.

Confirmation

21.        The provisions of paragraph 32 of the Original Irrevocable shall apply to this Undertaking mutatis mutandis.

Power of Attorney, Variation

22.        The provisions of paragraphs 33 to 36 of the Original Irrevocable shall apply to this Undertaking, mutatis mutandis (with the cross references in paragraphs 33 and 35 of the Original Irrevocable to paragraphs 7 and 8 of the Original Irrevocable being treated as references to paragraphs 6 and 7 of this Undertaking).

23.        With effect from the date of this Undertaking, (a) paragraph 8(b)(ii) of the Original Irrevocable shall be amended by the addition of the words “or subject to a rounding adjustment” following the words “cannot be satisfied in full and is scaled back”; (b) paragraph 9 of the Original Irrevocable shall be amended by the addition of the words “and deemed to be an election for the Partial Share Alternative so as to receive the maximum possible number of Restricted Shares that are available in respect of the number of the Beneficial Shares and the number of any Further SABMiller Shares and Further Beneficial Shares under the Partial Share Alternative that we are required to elect in accordance with paragraph 8 (as modified by paragraph 29, if applicable)” following the words “treated as invalid”; and (c) the introductory words to paragraph 8 shall be amended to read “We hereby undertake and undertake to irrevocably and unconditionally instruct the Agent on our behalf (other than, in respect of the Pledged Shares, where and to the extent that such action is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event)”, which Original Irrevocable shall, for the avoidance of doubt, otherwise continue in full force and effect on the same terms.

Specific Performance

24.        The provisions of paragraph 37 of the Original Irrevocable shall apply to this Undertaking mutatis mutandis.

Third party rights

25.        Newco shall (with the consent of AB InBev) have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, against us only, subject to and in accordance with:

(a)	the terms of paragraph 30 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

26.        Subject to the remaining provisions of this paragraph 26, in relation to (a) paragraphs 6 and 24; and (b) solely to the extent that they relate to the enforcement of paragraph 6, paragraphs 11 and 12, SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 30 (Governing Law). SABMiller’s rights under this paragraph 26 are subject to the condition that SABMiller has at all times during the term of this Undertaking an equivalent right to enforce the irrevocable undertaking entered into on or around the date of the Original Irrevocable between AB InBev and Altria. The parties to this Undertaking may by agreement without the consent of SABMiller vary any term of it other than (a) paragraph 6, paragraph 24 and this paragraph 26 and (b) solely to the extent that they relate to the enforcement of paragraph 6, paragraphs 11 and 12.

27.        Any DB Permitted Beneficiary (and any of their respective permitted successors) shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of the consent and agreement provided by AB InBev pursuant to paragraph 2(d) subject to and in accordance with the terms of paragraphs 17 and 30. The parties to this Undertaking may not vary any term under paragraph 2(d) without the consent of the relevant DB Permitted Beneficiary.

28.        Save as provided in paragraphs 25, 26 and 27, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notice

29.        The provisions of paragraphs 41 to 44 of the Original Irrevocable shall apply to this Undertaking mutatis mutandis.

Governing Law

30.        This Undertaking and any non-contractual obligations arising under it shall be governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including, without limitation, claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (ii) any non-contractual obligations arising out of or in connection with this Undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall be Law Debenture currently of Fifth Floor, 100 Wood Street, London EC2V 7EX and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, AB InBev requests us to do so we shall promptly appoint another such agent with an address in England and advise AB InBev. If following such a request we fail to appoint another agent, AB InBev shall be entitled to appoint one on behalf of us.

EXECUTED as a DEED and	)	SIGNATURE:	/s/ Peter A. S. Pearman
DELIVERED on behalf of BEVCO LTD,	)

a company incorporated in Bermuda	)	NAME:	Peter A. S. Pearman
by two of its directors being persons who,	)
in accordance with the laws, of that	)		Director

territory, are acting under the authority of	)
the company	)	in the presence of:
)
	)	signature:	/s/ Edward Rance
)

)	name:	Edward Rance
)
)	address:	Clarendon House
)
)		Church Street
)
)		Hamilton HM11
)
)		Bermuda
)

)	SIGNATURE:	/s/ Juan Carlos Garcia
)

)	NAME:	Juan Carlos Garcia

)
)	in the presence of:
)
)	signature:	/s/ Claudia Morales
)
)	name:	Claudia Morales
)
)	address:	1701 NE 191st #415
)
)		Miami, FL 33179

)

)

Acknowledged and agreed by Anheuser-Busch InBev SA/NV
EXECUTED as a DEED and	)	SIGNATURE: /s/ Benoit Loore
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Benoit Loore
a company incorporated in Belgium	)	VP Corporate Governance
by Benoit Loore	)	Assistant Corporate Secretary

and Martim Della Valle ,	)	SIGNATURE: /s/ Martim Della Valle
being persons who, in accordance with the	)
laws of that territory, are acting under the	)	NAME: Martim Della Valle
authority of the company	)	VP Compliance